

Mail Stop 3561

September 11, 2015

Michael J. Little
Chief Executive Officer
Premier Exhibitions, Inc.
3340 Peachtree Rd., N.E., Suite 900
Atlanta, GA 30326

> **Re: Premier Exhibitions, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 24, 2015**
> **File No. 000-24452**

Dear Mr. Little:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ John Dana Brown

John Dana Brown
Attorney Advisor
Office of Transportation and Leisure

cc: Jurgita Ashley
Thompson Hine LLP